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                       SECURITIES AND EXCHANGE COMMISSION
                              450 Fifth Street N.W.
                           Washington, D.C. 20549-1004



                                    FORM 11-K



(Mark One)

    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 30, 1999


                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to _____________


Commission file number 1-892

         A. Full title and the address of the plan, if different from that of the issuer named below:

                  THE PRETAX SAVINGS PLAN FOR THE SALARIED EMPLOYEES
                                     OF ROHR, INC.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                                      The B.F.Goodrich Company
                                                      Four Coliseum Centre
                                                      2730 West Tyvola Road
                                                      Charlotte, NC 28217-4578



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                              REQUIRED INFORMATION




1.       Audited Financial Statements for the Plan.


         The Report of Independent Auditors; Statements of Assets Available for Benefits as of December 30, 1999 and December 31, 1998; and Statement of Changes in Assets Available for Benefits for the year ended December 30, 1999.


2.       Exhibit 23


         Consent of Independent Auditors - Ernst & Young LLP






                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, The B.F.Goodrich Company Retirement Plus Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          THE B.F.GOODRICH COMPANY
                                          RETIREMENT PLUS SAVINGS PLAN COMMITTEE



June 27, 2000                             /S/ Kevin P. Heslin
                                          --------------------------------------
                                          Kevin P. Heslin
                                          Chairman of The B.F.Goodrich Company
                                          Retirement Plus Savings Plan Committee



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                                 Audited Financial Statements and
                                 Supplemental Schedule

                                 THE PRETAX SAVINGS PLAN FOR THE
                                 SALARIED EMPLOYEES OF ROHR, INC.


                                 December 30, 1999 and December 31, 1998 and
                                 Year Ended December 30, 1999
                                 with Report of Independent Auditors







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                         The Pretax Savings Plan for the
                        Salaried Employees of Rohr, Inc.

             Audited Financial Statements and Supplemental Schedule

                   December 30, 1999 and December 31, 1998 and
                          Year Ended December 30, 1999

                                    CONTENTS


Report of Independent Auditors.........................................       1

AUDITED FINANCIAL STATEMENTS

Statements of Assets Available for Benefits............................       2
Statement of Changes in Assets Available for Benefits..................       3
Notes to Financial Statements..........................................       4

SUPPLEMENTAL SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year.........      10


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                         Report of Independent Auditors

The BFGoodrich Company
Retirement Plus Savings Plan
  Committee

We have audited the accompanying statements of assets available for benefits of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. as of December 30, 1999 and December 31, 1998, and the related statement of changes in assets available for benefits for the year ended December 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 30, 1999 and December 31, 1998, and the changes in its assets available for benefits for the year ended December 30, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 30, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                          /S/ Ernst & Young LLP

June 23, 2000



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                         The Pretax Savings Plan for the
                        Salaried Employees of Rohr, Inc.

                   Statements of Assets Available for Benefits



                                                DECEMBER 30        DECEMBER 31
                                                    1999               1998
                                              ---------------------------------
ASSETS

Investments, at fair value (Note C)           $ 361,383,416       $ 322,318,900
                                              ---------------------------------

ASSETS AVAILABLE FOR BENEFITS                 $ 361,383,416       $ 322,318,900
                                              =================================


See accompanying notes to financial statements.




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                         The Pretax Savings Plan for the
                        Salaried Employees of Rohr, Inc.

              Statement of Changes in Assets Available for Benefits



                                                                 YEAR ENDED
                                                             DECEMBER 30, 1999
                                                             -----------------

ADDITIONS
Investment income:
      Net appreciation in fair value
          of investments (Note C)                               $ 22,229,335
      Interest payments on loans                                     602,094
      Dividends and interest                                      24,808,279
                                                                ------------
                                                                  47,639,708

Contributions:
      Employees                                                   12,750,748
      Employer                                                     4,041,794
                                                                ------------
                                                                  16,792,542
                                                                ------------
Total additions                                                   64,432,250

DEDUCTIONS
Withdrawals and benefit payments                                  25,296,318
Administrative expenses                                               71,416
                                                                ------------
Total deductions                                                  25,367,734
                                                                ------------

Net increase                                                      39,064,516

Assets available for benefits at beginning of year               322,318,900
                                                                ------------

ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR                    $361,383,416
                                                                ============


          See accompanying notes to financial statements.




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               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                          Notes to Financial Statements

                               December 30, 1999



A.     DESCRIPTION OF THE PLAN

The following description of The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution 401(k) plan, first made effective January 1, 1966, and restated, as of December 1, 1994. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The purposes of the Plan are to provide eligible employees with the opportunity to accumulate personal savings on a pretax and post tax basis with the assistance of B.F.Goodrich Aerospace, Aerostructures and Aviation Group, formerly Rohr, Inc., (the "Company"), which was acquired by The B.F.Goodrich Company ("BFGoodrich") and to permit participants to direct investment of their savings among a broad spectrum of investment funds, including an employer stock fund, which shall be held for their benefit in the Plan.

On December 6, 1999, the Board of Directors of BFGoodrich approved an amendment to change the Plan's year-end from December 31 to December 30. The period from January 1, 1999 to December 30, 1999 is referred to as "the year ended December 30, 1999" in these financial statements.

PARTICIPATION IN THE PLAN

The Plan generally covers all salaried employees and those employees covered by a collective bargaining agreement expressly providing for their participation. Such employees are eligible to participate as of their date of hire.

CONTRIBUTIONS

Participants may make pretax or post-tax contributions up to 17% of their qualified gross pay, as defined in the Plan document. Contributions by highly-compensated employees are limited to 11% of their qualified gross pay, as defined in the Plan document. Maximum employee contributions (which are limited by Internal Revenue Service regulations) were $10,000 for 1999 and 1998, respectively. The Company contributes to each participating employee's account an amount equal to 75% of the first 4% of pretax employee contributions.




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               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                          Notes to Financial Statements




A.     DESCRIPTION OF THE PLAN--CONTINUED

VESTING PROVISIONS

Participants vest 20% in the Company's contributions for each year in which they work 1,000 hours.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and the Company's contributions. The accounts are further adjusted for allocations of the Plan's investment income or losses and administrative expenses.

WITHDRAWALS

Under the Plan, a participating employee or his or her legal successors will be entitled to a cash distribution of the vested value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoffs or termination for other reasons. Participants separating from service have the option of deferring distribution of the vested value of his or her account until age 70-1/2. Participants may elect to have Employer Stock Fund distributions paid in shares, with residual amounts (fractional shares) paid in cash. Distributions are paid in cash unless stock is requested.

A participant may make an in-service withdrawal, not more than once each Plan year, of an amount equal to all or a portion of the value of the investments held in the participant's account attributable to the participant's post-tax and rollover contributions, and the value of the investments attributable to that portion of the Company's contributions that has become vested.

A participant may make an in-service withdrawal of his or her pretax contributions upon incurring a financial hardship, subject to certain conditions as set forth in the Plan.




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               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                          Notes to Financial Statements




A.     DESCRIPTION OF THE PLAN--CONTINUED

FORFEITURE OF INTEREST

Upon a participant's separation from service, the portion of investments attributable to contributions made by the Company which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is 60 consecutive months after separation from service or cash-out. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant's account.

All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by the Company. If the Plan is terminated, any forfeited amounts not yet applied against Company contributions will accrue ratably to the remaining participants in the Plan at the date of termination.

PARTICIPANT LOANS

Participant loans consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 4 1/2 years and provide fixed interest rates based upon federal short-term rates of 5.19% and 5.42% at December 30, 1999 and December 31, 1998, respectively. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon federal long-term rates of 5.94% and 5.73% at December 30, 1999 and December 31, 1998, respectively. Under either type of loan, employees may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum an employee may borrow is $500. In general, employee loans are payable in equal bi-weekly installments through payroll deductions and are secured by the participant's interest in the Plan.

PLAN TERMINATION

The Company expects the Plan to be permanent and to continue indefinitely, but since future conditions affecting the Company cannot be anticipated or foreseen, the Company must necessarily and does hereby reserve the right in its sole discretion to amend, modify or terminate the Plan at any time. Upon termination of the Plan, the entire amount of each participant's account (including that portion of the account attributable to the Company's contributions which would not otherwise be vested) shall become fully vested and nonforfeitable.





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               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                          Notes to Financial Statements




B.     SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The Plan's financial statements are prepared on the accrual basis of accounting.

INVESTMENT VALUATION

Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Employer Stock Fund is a unitized fund comprised of common stock of BFGoodrich and short-term cash investments. The unit value of the fund is derived from the market value of the common stock and the short-term cash investments. Participant loans are valued at their outstanding balance which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates.




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               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                          Notes to Financial Statements




C.     INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                       DECEMBER 30   DECEMBER 31
                                                          1999           1998
                                                       -------------------------

     Fidelity Growth and Income Portfolio,
       1,920,035 and 2,139,869 shares, respectively    $90,356,823   $98,045,741
     Fidelity Magellan Fund, 484,485 and 418,914
       shares, respectively                             65,923,923    50,613,130
     Fidelity Asset Manager Fund, 1,412,151 and
       1,441,407 shares, respectively                   25,898,846    25,066,066
     Fidelity Short-Term Bond Portfolio, 2,190,877
       and 2,394,637 shares, respectively               18,644,362    20,857,285
     Fidelity Disciplined Equity Fund, 808,909 and
       789,566 shares, respectively                     24,509,956    23,150,062
     Fidelity Asset Manager Growth Fund, 960,165
       and 989,095 shares, respectively                 18,780,822    18,476,291
     Fidelity Retirement Money Market Portfolio,
       30,065,104 and 22,093,292 shares, respectively   30,065,104    22,093,292


During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $22,229,335 as follows:

              Mutual Funds                              $ 25,867,229
              Employer Stock Fund                         (3,637,894)
                                                        ------------
                                                        $ 22,229,335
                                                        ============




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               The Pretax Savings Plan for the Salaried Employees
                                  of Rohr, Inc.

                          Notes to Financial Statements



D.     INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 8, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company pays certain legal and accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest.

F.     SUBSEQUENT EVENT

On December 31, 1999, $36.4 million in assets were transferred from the Rohr, Inc. Savings Plan for Employees Covered by Collective Bargaining Agreements (the wage plan) to The Pretax Savings Plan for the Salaried Employees of Rohr, Inc. This transfer, pursuant to the fifth amendment to the wage plan, became effective on December 31, 1999, whereby all members whose benefits and other terms of employment have been determined pursuant to the collective bargaining agreement between the Company and the International Association of Machinists and Aerospace Workers ceased to participate in the wage plan and all assets and liabilities of the wage plan related to such members were transferred to the Plan on December 31, 1999.



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                           Pretax Savings Plan for the
                        Salaried Employees of Rohr, Inc.

                             EIN 95-1607455 Plan-003

                               Schedule H, Line 4i
         Schedule of Assets Held for Investment Purposes at End of Year

                                December 30, 1999


                                          Description of Investment,
           Identity of Issue,             Including Maturity Date,
           Borrower, Lessor,               Rate of Interest, Par or      Current
            or Similar Party                    Maturity Value            Value
--------------------------------------------------------------------------------

Fidelity Growth and Income Portfolio*          1,920,035 shares     $ 90,356,823
Fidelity Magellan Fund*                          484,485 shares       65,923,923
Fidelity Asset Manager Fund*                   1,412,151 shares       25,898,846
Fidelity Short-Term Bond Portfolio*            2,190,877 shares       18,644,362
Fidelity Disciplined Equity Fund*                808,909 shares       24,509,956
Fidelity Asset Manager Growth Fund*              960,165 shares       18,780,822
Fidelity Retirement Money Market Portfolio*   30,065,104 shares       30,065,104
Fidelity Overseas Fund*                          157,395 shares        7,529,800
Fidelity Asset Manager Income Fund*              445,635 shares        5,423,373
Fidelity Puritan Fund*                            77,753 shares        1,475,753
Fidelity Contrafund*                             100,570 shares        5,998,015
Fidelity Retirement Growth Fund*                 184,456 shares        4,733,150
Fidelity Blue Chip Fund*                         147,686 shares        8,861,183
Fidelity Equity Income II Fund*                   44,195 shares        1,204,317
Fidelity Spartan U.S. Equity Index Fund*         108,543 shares        5,635,539
Janus Overseas Fund                              265,965 shares        9,795,480
Janus Worldwide Fund                             155,770 shares       11,844,773
N&B Guardian Trust Fund                           35,551 shares          499,141
Founders Growth Fund                              99,875 shares        2,363,052
Employer Stock Fund*                             570,370 units        11,019,546
                                                                    ------------
                                                                     350,562,958

Loans to participants*                 Loans bearing interest with
                                         rates between 5.2% and 5.9%  10,820,458
                                                                    ------------

TOTAL                                                               $361,383,416
                                                                    ============

* Indicates party-in-interest to the Plan.

Note: Cost information has not been included above because all investments are participant directed.



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